As filed with the Securities and Exchange Commission on September 12, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VANTAGE DRILLING COMPANY

(Exact name of registrant as specified in its charter)

Cayman Islands
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

777 Post Oak Boulevard, Suite 800

Houston, Texas 77056

(Address of Principal Executive Offices) (Zip Code)

VANTAGE DRILLING COMPANY

AMENDED AND RESTATED 2007 LONG-TERM INCENTIVE COMPENSATION PLAN

(Full title of the plan)

Name, Address and Telephone Number of Agent for Service:	Copy of Communications to:
Douglas G. Smith Vantage Drilling Company 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056 (281) 404-4700	Bryan K. Brown Porter Hedges LLP 1000 Main Street, 36th Floor Houston, Texas 77002-6336 (713) 226-6691

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee (2)
Ordinary Shares, par value $0.001 per share	17,500,000	$1.29	$22,575,000	$2,621

(1)	Pursuant to Rule 416(c) under the Securities Act of 1933, as amended, this Registration Statement also covers any additional ordinary shares that may become issuable under the Amended and Restated 2007 Long-Term Incentive Compensation Plan by reason of any stock dividend, stock split, recapitalization, or any other similar transaction effected without receipt of consideration which results in an increase in the number of outstanding ordinary shares.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(h) under the Securities Act, the proposed maximum offering price per share and the proposed maximum aggregate offering price have been determined on the basis of the average of the high and low prices reported on the NYSE Amex on September 8, 2011.

PART I

STATEMENT UNDER GENERAL INSTRUCTION E REGISTRATION OF ADDITIONAL SECURITIES

This Registration Statement on Form S-8 (the “Registration Statement”) is being filed by Vantage Drilling Company (the “Company”) pursuant to General Instruction E to Form S-8 under the Securities Act of 1933, as amended, to register 17,500,000 additional ordinary shares of the Company, which may be awarded under the Company’s Amended and Restated 2007 Long-Term Incentive Compensation Plan (the “Plan”). This Registration Statement incorporates by reference the contents of the Company’s Registration Statement on Form S-8 filed on April 9, 2009 (File No. 333-158513) which also registered ordinary shares under the Plan.

Under cover of this Form S-8 is our reoffer prospectus. Our reoffer prospectus has been prepared pursuant to Instruction C of Form S-8 and may be used for reofferings and resales on a continuous or delayed basis in the future of up to an aggregate 25,000,000 ordinary shares, which may be issued pursuant to the Plan.

REOFFER PROSPECTUS

25,000,000

Ordinary Shares

This prospectus relates to the reoffer and resale from time to time of up to 25,000,000 ordinary shares of Vantage Drilling Company (the “Company”) that have been or may be acquired pursuant to awards granted under the Vantage Drilling Company 2007 Long-Term Incentive Compensation Plan, as amended and restated (the “Plan”) by certain individuals described in the section of this prospectus entitled “Selling Securityholders,” who are deemed to be our affiliates, as that term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”).

The Selling Securityholders may offer and sell the ordinary shares from time to time at market prices, in negotiated transactions or otherwise. The timing and amount of any sale are within the sole discretion of the Selling Securityholders. The Selling Securityholders may sell the shares directly or through underwriters, brokers or dealers. The Selling Securityholders will pay commissions or discounts to underwriters, brokers or dealers in amounts to be negotiated prior to the sale. We will not receive any of the proceeds from the sale of the shares by the Selling Securityholders. See “Plan of Distribution” on page 19 of this prospectus for more information on this topic.

Our ordinary shares are currently traded on the NYSE Amex under the symbol “VTG.” As of September 8, 2011, the closing sale price of our ordinary shares was $1.25.

Investing in our securities involves a high degree of risk. See “Risk Factors” for a discussion of information that should be considered before purchasing any of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 12, 2011.

You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement. We have not, and the Selling Securityholders have not, authorized anyone to provide you with different information. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Selling Securityholders are not making offers to sell or seeking offers to buy any of the ordinary shares covered by this prospectus in any state where the offer is not permitted. You should assume that the information appearing in this prospectus, any accompanying prospectus supplement and any other document incorporated by reference is accurate only as of the date on the front cover of those documents. Our business, financial condition, results of operations and prospectus may have changed since those dates.

Unless stated or the context otherwise requires, references in this prospectus to “we,” “us” and “our” refer to Vantage Drilling Company and its subsidiaries.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements and we intend that such forward-looking statements be subject to the safe harbor provisions of the U.S. federal securities laws. These forward-looking statements are included throughout this prospectus, including in the section entitled “Risk Factors.” When used, statements which are not historical in nature, including those containing words such as “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “future” and similar expressions are intended to identify forward-looking statements in this prospectus regarding the Company.

These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements. Among the factors that could cause actual results to differ materially are the risks and uncertainties described under “Risk Factors,” including the following:

•	our limited operating history;

•	our small number of customers;

•	credit risks of our key customers and certain other third parties;

•	reduced expenditures by oil and natural gas exploration and production companies;

•	delays and cost overruns in construction projects;

•	termination of our customer contracts;

•	general economic conditions and conditions in the oil and gas industry;

•	competition within our industry;

•	operating hazards in the oilfield service industry;

•	the impact of the Macondo incident on offshore drilling, including any government imposed moratorium on offshore drilling;

•	ability to obtain indemnity from customers;

•	adequacy of insurance coverage in the event of a catastrophic event;

•	operations in international markets;

•	governmental, tax and environmental regulation;

•	changes in legislation removing or increasing current applicable limitations of liability;

•	effects of new products and new technology on the market;

•	our substantial level of indebtedness;

•	our ability to incur additional indebtedness;

•	our need for cash to meet our debt service obligations;

•	compliance with restrictions and covenants in our debt agreements;

•	identifying and completing acquisition opportunities;

•	limited mobility between geographic regions;

•	levels of operating and maintenance costs;

•	availability of workers and the related labor costs;

•	the sufficiency of our internal controls;

•	changes in tax laws, treaties or regulations;

•	any non-compliance with the U.S. Foreign Corrupt Practices Act;

•	potential conflicts of interest with F3 Capital; and

•	our incorporation under the laws of the Cayman Islands and the limited rights to relief that may be available compared to U.S. laws.

For a more complete description of the various risks, relevant factors and uncertainties that could cause future results or events to differ materially from those expressed or implied in our forward-looking statements, see “Risk Factors” in this prospectus. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Many of these factors are beyond our ability to control or predict. Any, or a combination, of these factors could materially affect our future financial condition or results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements.

All forward-looking statements included in this prospectus are made only as of the date of this prospectus, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur, or of which we become aware after the date of this prospectus. You should read this prospectus and the documents incorporated by reference herein completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

CERTAIN DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until all of the securities covered by this prospectus are sold. Information under Item 2.02 or 7.01 furnished in current reports on Form 8-K is not incorporated by reference herein.

•	our annual report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on March 16, 2011, as amended by a Form 10-K/A (Amendment No. 1), filed with the SEC on May 2, 2011;

•	our quarterly reports on Form 10-Q for the quarter ended March 31, 2011, filed with the SEC on May 10, 2011, and the quarter ended June 30, 2011, filed with the SEC on August 5, 2011;

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our current reports on Form 8-K filed with the SEC on January 5, 2011, January 7, 2011, January 14, 2011, February 22, 2011, March 10, 2011, April 20, 2011, May 13, 2011, May 23, 2011, June 2, 2011, June 28, 2011 and August 2, 2011 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such current report on Form 8-K); and

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the description of our ordinary shares contained in Item 1 of our Registration Statement on Form 8-A/A filed with the SEC on January 14, 2010, including any amendments or reports filed for the purpose of updating the description.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is or is deemed to be incorporated by reference into such document. You may request a copy of these filings, at no cost, by writing or telephoning us at Vantage Drilling Company, 777 Post Oak Boulevard, Suite 800, Houston, Texas 77056, Attention: Investor Relations, phone number (281)  404-4700.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on their public reference room. Our SEC filings are also available to the public on our website at http://www.vantagedrilling.com. Please note that information contained on our website, whether currently posted or posted in the future, is not a part of this prospectus or the documents incorporated by reference in this prospectus. This prospectus also contains summaries of the terms of certain agreements that we have entered into that are filed as exhibits to the registration statement of which this prospectus is a part or other reports that we have filed with the SEC. The descriptions contained in this prospectus of those agreements do not purport to be complete and are subject to, and qualified in their entirety by reference to, the definitive agreements. You may request a copy of the agreements described herein at no cost by writing or telephoning us at the following address: Attention: Corporate Secretary, Vantage Drilling Company, 777 Post Oak Boulevard, Suite 800, Houston, Texas 77056, phone number (281) 404-4700.

PROSPECTUS SUMMARY

Vantage Drilling Company

We are an international offshore drilling company focused on operating a fleet of modern, high specification drilling units. Our principal business is to contract drilling units, related equipment and work crews primarily on a dayrate basis to drill oil and natural gas wells for our customers. We also provide construction supervision services for, and will operate and manage, drilling units owned by others. Through our fleet of five wholly owned drilling units, we are a provider of offshore contract drilling services to major, national and independent oil and natural gas companies, focused primarily on international markets. Our fleet of owned and managed drilling units is currently comprised of four jackup rigs and one drillship. In addition, we have recently entered into a contract for the construction of another drillship scheduled to be delivered in 2013 and are also overseeing the construction of three additional drillships for third parties.

We are a Cayman Islands exempted company with principal executive offices located at 777 Post Oak Boulevard, Suite 800, Houston, Texas 77056. Our phone number is (281) 404-4700 and our website address is www.vantagedrilling.com. Information on our website is not a part of this prospectus.

RISK FACTORS

You should consider carefully the risk factors discussed below and evaluate all of the other information in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference in this prospectus and any accompanying prospectus supplement before you decide to purchase any of our ordinary shares. Investing in our securities is speculative and involves significant risk. Any of the risks described in this prospectus, any accompanying prospectus supplement or the documents incorporated by reference in this prospectus and any accompanying prospectus supplement could impair our business, financial condition and operating results, could cause the trading price of our ordinary shares to decline or could result in a partial or total loss of your investment.

Risks Related to Our Business and Our Industry

Our business is difficult to evaluate due to our limited operating history and our prospects will be dependent on our ability to meet a number of challenges.

We have a limited operating history. Our business is difficult to evaluate due to a lack of operational history, and our prospects will be dependent on our ability to meet a number of challenges. Because we have a limited operating history, you may not be able to evaluate our future prospects accurately. Our prospects will be primarily dependent on our ability to maintain customer drilling contracts for our drilling units and other factors. If we are not able to successfully meet these challenges, our prospects, business, financial condition and results of operations would be materially adversely affected.

A small number of customers account for a significant portion of our revenues, and the loss of one or more of these customers could materially adversely affect our financial condition and results of operations.

We derive a significant portion of our revenues from a few customers. During the fiscal year ended December 31, 2010, four customers accounted for approximately 26%, 21%, 13% and 11%, respectively, of our revenue. Our financial condition and results of operations could be materially adversely affected if any one of these customers interrupt or curtail their activities, fail to pay for the services that have been performed, terminate their contracts, fail to renew their existing contracts or refuse to award new contracts and we are unable to enter into contracts with new customers on comparable terms. The loss of any of our significant customers could materially adversely affect our financial condition and results of operations.

We are exposed to the credit risks of our key customers, including certain affiliated companies, and certain other third parties, and nonpayment by these customers and other parties could adversely affect our financial position, results of operations and cash flows.

We are subject to risks of loss resulting from nonpayment or nonperformance by our customers, including certain companies owned by or associated with our affiliates. As of June 30, 2011, affiliates of F3 Capital owed us approximately $4.9 million of deferred fees for services under the construction supervision agreement related to the Dragonquest, which are payable upon delivery of the vessel, $9.6 million of reimbursable costs for equipment and other items for the Dragonquest and we had ordered approximately $38.6 million of additional equipment for the Dragonquest. F3 Capital and its affiliates have not been making timely payments as required under the construction supervision agreement. As a result, we have limited expenditures for the Dragonquest. If F3 Capital and its affiliates fail to make payments to us as required under the construction supervision agreement we may have to cancel the agreement, negotiate for the return of, and cancellation of orders for, equipment we have ordered for the Dragonquest and pursue all available legal remedies against F3 Capital and its affiliates. In addition, under the construction supervision contract for the Cobalt Explorer, a drillship for which construction was suspended in June 2009, F3 Capital owes us approximately $3.0 million for services rendered in 2009 before the suspension of this contract.

Any material nonpayment or nonperformance by these entities, other key customers and certain other third parties could adversely affect our financial position, results of operations and cash flows. If any key customers or other parties default on their obligations to us, our financial results and condition could be adversely affected. Furthermore, some of these customers and other parties may be highly leveraged and subject to their own operating and regulatory risks.

A material or extended decline in expenditures by oil and natural gas exploration and production companies due to a decline or volatility in oil and natural gas prices, a decrease in demand for oil and natural gas, or other factors, would adversely affect our business.

Our business, including the utilization rates and dayrates we achieve for our owned and managed drilling units, depends on the level of activity in oil and natural gas exploration, development and production expenditures of our customers. Oil and natural gas prices and customers’ expectations of potential changes in these prices significantly affect this level of activity. Commodity prices are affected by numerous factors, including the following:

•	changes in global economic conditions, including the continuation of the current recession;

•	the worldwide demand for oil and natural gas;

•	the cost of exploring for, producing and delivering oil and natural gas;

•	expectations regarding future prices;

•	advances in exploration, development and production technology;

•	the ability of OPEC to set and maintain production levels and pricing;

•	the availability and discovery rate of new oil and natural gas reserves in offshore areas;

•	the rate of decline of existing and new oil and natural gas reserves;

•	the level of production in non-OPEC countries;

•	domestic and international tax policies;

•	the development and exploitation of alternative fuels;

•	weather;

•	blowouts and other catastrophic events;

•	the policies of various governments regarding exploration and development of their oil and natural gas reserves; and

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the worldwide military and political environment, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in significant oil and natural gas producing regions or further acts of terrorism.

Oil and natural gas prices were at historically high levels until experiencing a sharp decline during the second half of 2008 and the first quarter of 2009. Although oil prices have recovered significantly, the 2008 decline in commodity prices caused companies exploring for and producing oil and natural gas to cancel or curtail drilling programs, or reduce their levels of capital expenditures for exploration and production. Additionally, Gulf of Mexico drilling activity has been curtailed due to regulatory restrictions following the Macondo blowout in early 2010. A prolonged decline in demand for drilling services may materially erode dayrates and utilization rates for drilling units, which would adversely affect our business, financial condition and results of operations and could have a significant negative impact on the market price of our securities.

Our jackup drilling contracts are generally short-term, and we could experience reduced profitability if customers reduce activity levels, terminate or seek to renegotiate drilling contracts with us, or if market conditions dictate that we enter into contracts that provide for payment based on a footage or turnkey basis, rather than on a dayrate basis.

Many jackup drilling contracts are short-term, and oil and natural gas companies tend to reduce activity levels quickly in response to downward changes in oil and natural gas prices. Due to the short-term nature of most of our jackup drilling contracts, a decline in market conditions can quickly affect our business if customers reduce their levels of operations. During depressed market conditions, a customer may no longer need a unit that is currently under contract or may be able to obtain a comparable unit at a lower dayrate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. In addition, our customers may have the right to terminate, or may seek to renegotiate, existing contracts if we experience downtime, operational problems above the contractual limit or safety-related issues, if the drilling unit is a total loss, if the drilling unit is not delivered to the customer within the period specified in the contract or in other specified circumstances, which include events beyond the control of either party.

Some of our current jackup drilling contracts, and some drilling contracts that we may enter into in the future, may include terms allowing customers to terminate contracts without cause, with little or no prior notice and without penalty or early termination payments. In addition, we could be required to pay penalties, which could be material, if some of these contracts are terminated due to downtime, operational problems or failure to deliver. Some of the contracts with customers that we enter into in the future may be cancellable at the option of the customer upon payment of a penalty, which may not fully compensate us for the loss of the contract. Early termination of a contract may result in a drilling unit being idle for an extended period of time. The likelihood that a customer may seek to terminate a contract is increased during periods of market weakness. Under most of our contracts, it is an event of default if we file a petition for bankruptcy or reorganization, which would allow the customer to terminate such contract.

Currently, our drilling contracts are dayrate contracts, where we charge a fixed rate per day regardless of the number of days needed to drill the well. While we plan to continue to perform services on a dayrate basis, market conditions may dictate that we enter into contracts that provide for payment based on a footage basis, where we are paid a fixed amount for each foot drilled regardless of the time required or the problems encountered in drilling the well, or enter into turnkey contracts, whereby we agree to drill a well to a specific depth for a fixed price and bear some of the well equipment costs. These types of contracts are riskier for us than a dayrate contract as we would be subject to downhole geologic conditions in the well that cannot always be accurately determined and subject us to greater risks associated with equipment and downhole tool failures. Unfavorable downhole geologic conditions and equipment and downhole tool failures may result in significant cost increases or may result in a decision to abandon a well project which would result in us not being able to invoice revenues for providing services. Any such termination or renegotiation of contracts and unfavorable costs increases or loss of revenue could have a material adverse impact on our financial condition and results of operations.

A downturn in worldwide economic conditions could have a material adverse effect on our revenue and profitability.

Our business is sensitive to changes in oil and natural gas prices and the worldwide demand for energy, which in turn is dependent on changes in worldwide economic conditions. For example, a slowdown in economic activity during the recession of 2008 to 2009 initially reduced worldwide demand for energy and resulted in lower oil and natural gas prices. Benchmark crude prices peaked at over $140 per barrel in July 2008 and then declined dramatically to approximately $87 per barrel at year-end 2010. During 2010, the benchmark for crude prices fluctuated between the mid $60’s per barrel and high $80’s per barrel. However, recently oil prices have risen to exceed $100 per barrel. Another significant downturn in worldwide economic conditions could result in depressed demand for oil and natural gas, which may cause oil and natural gas production companies to reduce or delay expenditures in order to reduce costs. In this event, demand for our drilling services may be reduced, which could have a material adverse effect on our revenue and profitability.

Demand for our services depends on oil and natural gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices. In addition, demand for our services is particularly sensitive to the level of exploration, development and production activity of and the corresponding capital spending by, oil and natural gas companies. Any prolonged reduction in oil and natural gas prices could depress the near-term levels of exploration, development, and production activity. Perceptions of longer-term lower oil and natural gas prices by oil and natural gas companies could similarly reduce or defer major expenditures given the long-term nature of many large-scale development projects. Lower levels of activity result in a corresponding decline in the demand for our services, which could have a material adverse effect on our revenue and profitability. Additionally, these factors may adversely impact our financial position if they are determined to cause an impairment of our long-lived assets.

Failure to obtain delivery of the Dragonquest may have a material and adverse effect on our business.

We have secured a drilling contract for the Dragonquest which we are supervising the construction of for an affiliate of F3 Capital pursuant to a construction supervision agreement. We are not a party to the construction contract for this drilling unit and do not have control over any agreements between the owner and the shipyard. Currently, neither F3 Capital nor its affiliate is making the required payments to us under the construction supervision agreement. If alternative arrangements are not made, or if we fail to receive these payments, we may terminate the construction supervision agreement, which could cause this unit not to be delivered to us in a timely manner. If the Dragonquest is not completed, completed in a timely manner, delivered to us upon completion of construction or acceptable to our customer, or if we are unable to deliver the Dragonquest or an acceptable replacement, our drilling contract may be cancelled and/or we may be required to pay damages to our customer, and our business, financial condition, results of operations and future prospects could be materially adversely affected.

Construction projects are subject to risks, including delays and cost overruns, which could have an adverse impact on our liquidity and results of operations.

We recently entered into a contract for the construction of the Tungsten Explorer, an ultradeepwater drillship, scheduled to be delivered in 2013 and are also overseeing the construction of three additional drillships for third parties. As part of our growth strategy we may continue to contract from time to time for the construction of drilling units and manage the construction of drilling units for others. Construction projects are subject to the risks of delay or cost overruns inherent in any large construction project, including costs or delays resulting from the following:

•	unexpected long delivery times for, or shortages of, key equipment, parts and materials;

•	shortages of skilled labor and other shipyard personnel necessary to perform the work;

•	unforeseen increases in the cost of equipment, labor and raw materials, particularly steel;

•	unforeseen design and engineering problems;

•	unanticipated actual or purported change orders;

•	work stoppages;

•	latent damages or deterioration to hull, equipment and machinery in excess of engineering estimates and assumptions;

•	failure or delay of third-party service providers and labor disputes;

•	disputes with shipyards and suppliers;

•	delays and unexpected costs of incorporating parts and materials needed for the completion of projects;

•	financial or other difficulties at shipyards;

•	adverse weather conditions; and

•	inability to obtain required permits or approvals.

If we experience delays and cost overruns in the construction of drilling units due to certain of the factors listed above, it could also adversely affect our business, financial condition and results of operations. We are managing the construction of the Dragonquest, which we will operate upon completion of construction and is scheduled for delivery to Petrobras in the fourth quarter of 2011. Delays in the delivery of the Dragonquest would result in the delay in contract commencement, resulting in a loss of revenue to us, and may also cause the customer to terminate or shorten the term of the drilling contract for the unit pursuant to applicable late delivery clauses. In the event the Dragonquest is not completed on a timely basis, we may not be able to secure a replacement unit that is acceptable to the customer.

Our industry is highly competitive, cyclical and subject to intense price competition. Due to our limited operating history, we may be at a competitive disadvantage.

The offshore contract drilling industry is highly competitive, and contracts have traditionally been awarded on a competitive bid basis. The technical capabilities, availability and pricing of a drilling unit are often the primary factors in determining which qualified contractor is awarded a job. Other key factors include a contractor’s reputation for service, safety record, environmental record, technical and engineering support and long-term relationships with major, national and independent oil and natural gas companies. Our competitors in the offshore contract drilling industry generally have larger, more diverse fleets, longer operating histories with established safety and environmental records over a measurable period of time and long-term relationships with customers. This provides our competitors with competitive advantages that may adversely affect our efforts to contract our drilling units on favorable terms, if at all, and correspondingly negatively impact our financial position and results of operations. Additionally, we are at a competitive disadvantage to those competitors that are better capitalized because they are in a better position to withstand the effects of a downturn in our industry.

The offshore contract drilling industry, historically, has been very cyclical with periods of high demand, limited supply and high dayrates alternating with periods of low demand, excess supply and low dayrates. Many offshore drilling units are highly mobile. Competitors may move drilling units from region to region in response to changes in demand. It is currently estimated that 40 newly constructed jackup rigs will be entered into service between now and December 2012 and 22 deepwater rigs are scheduled for delivery through 2012. This could result in an excess supply of rigs in the markets in which we operate. Periods of low demand and excess supply intensify competition in the industry and often result in some drilling units becoming idle for long periods of time. Our limited operating history may put us at a competitive disadvantage and, as a result, our drilling units may become idle. Prolonged periods of low utilization and dayrates, or extended idle time, could result in the recognition of impairment charges on our drilling units if cash flow estimates, based upon information available to management at the time, indicate that the carrying value of the drilling units may not be recoverable.

There may be limits to our ability to mobilize drilling units between geographic markets and the time and costs of such drilling unit mobilizations may be material to our business.

The offshore contract drilling market is generally a global market as drilling units may be mobilized from one market to another market. However, geographic markets can, from time to time, have material fluctuations in costs and risks as the ability to mobilize drilling units can be impacted by several factors including, but not limited to, governmental regulation and customs practices, the significant costs to move a drilling unit, availability of tow boats, weather, political instability, civil unrest, military actions, and the technical capability of the drilling units to operate in various environments. Any increase in the supply of drilling units in the geographic areas in which we operate, whether through new construction, refurbishment or conversion of drilling units from other uses, remobilization or changes in the law or its application, could increase competition and result in lower dayrates and/or utilization, which would adversely affect our financial position, results of operations and cash flows. Additionally, while a drilling unit is being mobilized from one geographic market to another, we may not be paid by the customer for the time that the drilling unit is out of service. Also, we may mobilize the drilling unit to another geographic market without a customer contract which will result in costs not reimbursable by future customers.

Our business involves numerous operating hazards, and our insurance and contractual indemnity rights may not be adequate to cover our losses.

Our operations will be subject to the usual hazards inherent in the drilling and operation of oil and natural gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, punchthroughs, craterings, fires and pollution. The occurrence of these events (such as events similar to the 2010 incident in the U.S. Gulf of Mexico involving the Macondo well) could result in the suspension of drilling or production operations, claims by the operator and others affected by such events, severe damage to, or destruction of, the property and equipment involved, injury or death to drilling unit personnel, environmental damage and increased insurance costs. We may also be subject to personal injury and other claims of drilling unit personnel as a result of our drilling operations. Operations also may be suspended because of machinery breakdowns, abnormal operating conditions, failure of subcontractors to perform or supply goods or services and personnel shortages.

In addition, our operations will be subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Severe weather could have a material adverse effect on our operations. Our drilling units could be damaged by high winds, turbulent seas, or unstable sea bottom conditions which could potentially cause us to curtail operations for significant periods of time until such damages are repaired.

Damage to the environment could result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by host governments, oil and natural gas companies and other businesses operating offshore and in coastal areas, as well as claims by individuals living in or around coastal areas.

As is customary in our industry, the risks of our operations are partially covered by our insurance and partially by contractual indemnities from our customers. However, insurance policies and contractual rights to indemnity may not adequately cover losses, and we may not have insurance coverage or rights to indemnity for all risks. Moreover, pollution and environmental risks generally are not fully insurable. If a significant accident or other event resulting in damage to our drilling units, including severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, occurs and is not fully covered by insurance or a recoverable indemnity from a customer, it could adversely affect our financial condition and results of operations.

Our offshore drilling operations could be adversely impacted by the Macondo well incident and the resulting changes in regulation of offshore oil and gas exploration and development activity.

In May 2010, the U.S. Department of the Interior implemented a six-month moratorium/suspension on certain drilling activities in water depths greater than 500 feet in the U.S. Gulf of Mexico. The U.S. Department of the Interior subsequently issued NTL’s implementing additional safety and certification requirements applicable to drilling activities in the U.S. Gulf of Mexico, imposed additional requirements with respect to development and production activities in the U.S. Gulf of Mexico and has delayed the approval of applications to drill in both deepwater and shallow-water areas. On July 12, 2010, the U.S. Department of the Interior issued a revised moratorium/suspension on drilling in the U.S. Gulf of Mexico, which was lifted on October 12, 2010 after the adoption on September 30, 2010 of new regulations relating to the design of wells and testing of the integrity of wellbores, the use of drilling fluids, the functionality and testing of well control equipment, including blowout preventers, and other safety regulations.

As a condition to lifting of the moratorium/suspension, the Bureau of Ocean Energy Management, Regulation and Enforcement (the “BOEM”) was directed to require that each operator demonstrate that it has in place written and enforceable commitments that ensure that containment resources are available promptly in the event of a blowout and that the Chief Executive Officer of each operator certify to the BOEM that the operator has complied with applicable regulations. Before deepwater drilling in the U.S. is fully resumed, the BOEM intends to conduct inspections of each deepwater drilling operation for compliance with regulations, including but not limited to the testing of blowout preventers. It is unclear when these requirements will be satisfied, due in part to the limited staffing of the BOEM, although the agency recently approved the first deepwater drilling permit since lifting the drilling moratorium.

Currently we do not have operations in the U.S. Gulf of Mexico. However, the Dragonquest, which we will operate upon completion of construction, is currently scheduled to commence drilling operations in the U.S. Gulf of Mexico in the fourth quarter of 2011 for Petrobras. We are in the process of obtaining the necessary permit for these operations. We cannot assure that we will receive a permit for these operations in the U.S. Gulf of Mexico, which could result in the termination of this contract and could have a material and adverse effect on our business, financial condition and results of operations.

At this time, we cannot predict the full impact of the Macondo well incident and resulting changes in the regulation of offshore oil and gas exploration and development activity on our operations or contracts or what actions may be taken by our customers, other industry participants or the U.S. or other governments in response to the incident. Further legislative or regulatory enactments may impose new requirements for well control and blowout prevention equipment that could increase our costs and cause delays in our operations due to unavailability of associated equipment.

Customers may be unable or unwilling to indemnify us.

Consistent with standard industry practice, our customers generally assume liability for and indemnify us against well control and subsurface risks under our dayrate contracts, and we do not separately purchase insurance for such indemnified risks. These risks are those associated with the loss of control of a well, such as blowout or cratering (for example, the recent incident in the U.S. Gulf of Mexico involving the Macondo well), the cost to regain control or redrill the well and associated pollution. In the future, we may not be able to obtain agreements from customers to indemnify us for such damages and risks or the indemnities that we do obtain may be limited in scope and duration. Additionally, even if our customers agree to indemnify us, there can be no assurance that they will necessarily be financially able to indemnify us against all of these risks.

Our insurance coverage may not be adequate if a catastrophic event occurs.

As a result of the number and significance of catastrophic events in the offshore drilling industry in recent years, such as hurricanes and spills in the U.S. Gulf of Mexico, insurance underwriters have increased insurance premiums and increased restrictions on coverage and have made other coverages, such as U.S. Gulf of Mexico windstorm coverage, unavailable.

While we believe we have reasonable policy limits of property, casualty, liability, and business interruption insurance, including coverage for acts of terrorism, with financially sound insurers, we cannot guarantee that our policy limits for property, casualty, liability, and business interruption insurance, including coverage for severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, would be adequate should a catastrophic event occur related to our property, plant or equipment, or that our insurers would have adequate financial resources to sufficiently or fully pay related claims or damages. When any of our coverage expires, or when we seek coverage in the future, we cannot guarantee that adequate coverage will be available, offered at reasonable prices, or offered by insurers with sufficient financial soundness. The occurrence of an incident or incidents affecting any one or more of our drilling units could have a material adverse effect on our financial position and future results of operations if asset damage and/or our liability were to exceed insurance coverage limits or if an insurer was unable to sufficiently or fully pay related claims or damages.

Our international operations are subject to additional political, economic, and other uncertainties not generally associated with domestic operations.

A primary component of our business strategy is to operate in international oil and natural gas producing areas. Our international operations are subject to a number of risks inherent in any business operating in foreign countries, including:

•	political, social and economic instability, war and acts of terrorism;

•	potential seizure, expropriation or nationalization of assets;

•	damage to our equipment or violence directed at our employees, including kidnappings;

•	piracy;

•	increased operating costs;

•	complications associated with repairing and replacing equipment in remote locations;

•	repudiation, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage in certain areas;

•	import-export quotas;

•	confiscatory taxation;

•	work stoppages;

•	unexpected changes in regulatory requirements;

•	wage and price controls;

•	imposition of trade barriers;

•	imposition or changes in enforcement of local content laws;

•	restrictions on currency or capital repatriations;

•	currency fluctuations and devaluations; and

•	other forms of government regulation and economic conditions that are beyond our control.

Our financial condition and results of operations could be susceptible to adverse events beyond our control that may occur in the particular country or region in which we are active. Additionally, we may experience currency exchange losses where, at some future date, revenues are received and expenses are paid in nonconvertible currencies or where we do not hedge exposure to a foreign currency. We may also incur losses as a result of an inability to collect revenues because of a shortage of convertible currency available in the country of operation, controls over currency exchange or controls over the repatriation of income or capital.

Many governments favor or effectively require that drilling contracts be awarded to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may result in inefficiencies or put us at a disadvantage when bidding for contracts against local competitors.

Our offshore contract drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the equipment and operation of drilling units, currency conversions and repatriation, oil and natural gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and natural gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems which are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

Our business is subject to numerous governmental laws and regulations, including those that may impose significant costs and liability on us for environmental and natural resource damages.

Many aspects of our operations are affected by governmental laws and regulations that may relate directly or indirectly to the contract drilling industry, including those requiring us to control the discharge of oil and other contaminants into the environment or otherwise relating to environmental protection. Countries where we currently operate have environmental laws and regulations covering the discharge of oil and other contaminants and protection of the environment in connection with operations. Additionally, any operations and activities in the United States and its territorial waters will be subject to numerous environmental laws and regulations, including the Clean Water Act, the OPA, the Outer Continental Shelf Lands Act, the Comprehensive Environmental Response, Compensation and Liability Act and MARPOL. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and even criminal penalties, the imposition of remedial obligations, the denial or revocation of permits or other authorizations and the issuance of injunctions that may limit or prohibit our operations. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts that were in compliance with all applicable laws at the time the acts were performed. The application of these requirements, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and natural gas could materially limit future contract drilling opportunities or materially increase our costs. In addition, we may be required to make significant capital expenditures to comply with laws and regulations.

Changes in U.S. federal laws and regulations, or in those of other jurisdictions where we operate, including those that may impose significant costs and liability on us for environmental and natural resource damages, may adversely affect our operations.

If the U.S. government amends or prescribes new federal laws or regulations, our potential exposure to liability for operations and activities in the United States and its territorial waters may increase. As a result of the Macondo incident in the U.S. Gulf of Mexico, the U.S. Congress is currently considering bills to repeal federal caps on liability for pollution or contamination under the Oil Pollution Act of 1990. Even if these caps are not repealed, future bills and regulations may increase our liability for pollution or contamination resulting from any operations and activities we may have in the United States and its territorial waters including punitive damages, civil and criminal penalties. Although we are contracted to operate the Dragonquest in the U.S. Gulf of Mexico upon completion of construction, currently we have no operations in the U.S. Gulf of Mexico, however, other jurisdictions where we operate may also modify their laws and regulations in a manner that would increase our liability for pollution and other environmental damage.

New technology and/or products may cause us to become less competitive.

The offshore contract drilling industry is subject to the introduction of new drilling techniques and services using new technologies, some of which may be subject to patent protection. As competitors and others use or develop new technologies, we may be placed at a competitive disadvantage. Further, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors have greater financial, technical and personnel resources that may allow them to access technological advantages and implement new technologies before we can. We cannot be certain that we will be able to implement new technology or products on a timely basis or at an acceptable cost. Thus, our inability to effectively use and implement new and emerging technology may have a material and adverse effect on our financial condition and results of operations.

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our debt obligations.

As of June 30, 2011, on a consolidated basis, we had total senior indebtedness outstanding of approximately $1.3 billion consisting of the 11 1/2% Senior Secured First Lien Notes (the “11 1/2% Senior Notes”), the F3 Capital Note, and short-term debt of approximately $8.6 million. Subject to the restrictions in the indenture governing the 11 1/2% Senior Notes, we may incur additional indebtedness. Our high level of indebtedness could have important consequences for an investment in us and significant effects on our business. For example, our level of indebtedness and the terms of our debt agreements may:

•

make it more difficult for us to satisfy our financial obligations under our indebtedness and our contractual and commercial commitments and increase the risk that we may default on our debt obligations;

•

prevent us from raising the funds necessary to repurchase the 11 1/2% Senior Notes tendered to us if there is a change of control or in connection with an excess cash flow offer, which would constitute a default under the indenture governing the 11 1/2% Senior Notes;

•

require us to use a substantial portion of our cash flow from operations to pay interest and principal on the 11 1/2% Senior Notes and other debt, which would reduce the funds available for working capital, capital expenditures and other general corporate purposes;

•

limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other investments, or general corporate purposes, which may limit our ability to execute our business strategy;

•	heighten our vulnerability to downturns in our business, our industry or in the general economy and restrict us from exploiting business opportunities or making acquisitions;

•	place us at a competitive disadvantage compared to those of our competitors that may have proportionately less debt;

•	limit management’s discretion in operating our business;

•	limit our flexibility in planning for, or reacting to, changes in our business, the industry in which we operate or the general economy; and

•	result in higher interest expense if interest rates increase and we have outstanding floating rate borrowings.

Each of these factors may have a material and adverse effect on our financial condition and viability. Our ability to satisfy our other debt obligations will depend on our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors affecting our company and industry, many of which are beyond our control.

We may still be able to incur substantially more debt. This could exacerbate the risks associated with our substantial leverage.

Even with our existing level of debt, we and our subsidiaries may be able to incur substantial amounts of additional secured and unsecured indebtedness in the future, including debt under future credit facilities, some or all of which may be secured on a first priority basis and therefore would rank contractually senior to the 11 1/2% Senior Notes to the extent of the value of that collateral. As of June 30, 2011, we would have the ability to incur additional indebtedness under the indenture for the 11 1/2% Senior Notes, including up to $25.0 million of additional indebtedness under any credit agreement that may be entered into by us and up to $125.0 million of debt convertible into our ordinary shares. Although the terms of the 11 1/2% Senior Notes and any future credit facilities will, and the terms of the Aquamarine term loan do, limit our ability to incur additional debt, these terms do not and will not prohibit us from incurring substantial amounts of additional debt for specific purposes or under certain circumstances. In addition, the indenture governing the 11 1/2% Senior Notes will allow us to issue additional 11 1/2% Senior Notes under certain circumstances, which additional notes will also be guaranteed by the guarantors and will share in the collateral that will secure the 11 1/2% Senior Notes and guarantees. We may also incur other additional indebtedness secured by liens that rank equal to those securing the 11 1/2% Senior Notes in which case, the holders of that debt will be entitled to share equally with the holders of the 11 1/2% Senior Notes in any proceeds distributed in connection with our winding up, insolvency, liquidation, reorganization or dissolution. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify and could further exacerbate the risks associated with our substantial leverage.

The indenture governing the 11 1/2% Senior Notes imposes significant operating and financial restrictions on us and our subsidiaries that may prevent us from capitalizing on business opportunities and restrict our ability to operate our business.

The indenture governing the 11 1/2% Senior Notes contains covenants that restrict our and our restricted subsidiaries’ ability to take various actions, such as:

•	paying dividends, redeeming subordinated indebtedness or making other restricted payments;

•	incurring or guaranteeing additional indebtedness or, with respect to our restricted subsidiaries or any other subsidiary guarantor, issuing preferred stock;

•	creating or incurring liens;

•	incurring dividend or other payment restrictions affecting our restricted subsidiaries;

•	consummating a merger, consolidation or sale of all or substantially all of our or our subsidiaries’ assets;

•	entering into transactions with affiliates;

•	transferring or selling assets;

•	engaging in business other than our current business and reasonably related extensions thereof;

•	issuing capital stock of certain subsidiaries;

•	taking or omitting to take any actions that would adversely affect or impair in any material respect the collateral securing our indebtedness;

•	terminating or amending certain material contracts;

•	amending, modifying or changing our organizational documents; and

•	employing our drilling units in certain jurisdictions.

We may also be prevented from taking advantage of business opportunities that arise if we fail to meet certain ratios or because of the limitations imposed on us by the restrictive covenants under the indenture governing the 11 1/2% Senior Notes. In addition, the restrictions contained in the indenture governing the 11 1/2% Senior Notes and any future credit facility may also limit our ability to plan for or react to market conditions, meet capital needs or otherwise restrict our activities or business plans and adversely affect our ability to finance our operations, enter into acquisitions, execute our business strategy, effectively compete with companies that are not similarly restricted or engage in other business activities that would be in our interest. In the future, we may also incur debt obligations that might subject us to additional and different restrictive covenants that could affect our financial and operational flexibility. We cannot assure you that we will be granted waivers or amendments to these agreements if for any reason we are unable to comply with these agreements, or that we will be able to refinance our debt on acceptable terms or at all.

Our ability to comply with these covenants will likely be affected by events beyond our control, and we cannot assure investors that we will satisfy those requirements. A breach of any of these provisions could result in a default under our existing and future debt agreements which could allow all amounts outstanding thereunder to be declared immediately due and payable. This, in turn, would likely trigger cross-acceleration and cross-default rights under the terms of our indebtedness outstanding at such time. If the amounts outstanding under our indebtedness were to be accelerated or were the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders.

Our financial condition may be adversely affected if we are unable to identify and complete future acquisitions, fail to successfully integrate acquired assets or businesses we acquire, or are unable to obtain financing for acquisitions on acceptable terms.

The acquisition of assets or businesses that we believe to be complementary to our drilling operations is an important component of our business strategy. We believe that acquisition opportunities may arise from time to time, and that any such acquisition could be significant. At any given time, discussions with one or more potential sellers may be at different stages. However, any such discussions may not result in the consummation of an acquisition transaction, and we may not be able to identify or complete any acquisitions. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our securities. Our business is capital intensive and any such transactions could involve the payment by us of a substantial amount of cash. We may need to raise additional capital through public or private debt or equity financings to execute our growth strategy and to fund acquisitions. Adequate sources of capital may not be available when needed on favorable terms. If we raise additional capital by issuing additional equity securities, existing shareholders may be diluted. If our capital resources are insufficient at any time in the future, we may be unable to fund acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

Any future acquisitions could present a number of risks, including:

•	the risk of using management time and resources to pursue acquisitions that are not successfully completed;

•	the risk of incorrect assumptions regarding the future results of acquired operations;

•	the risk of failing to integrate the operations or management of any acquired operations or assets successfully and timely; and

•	the risk of diversion of management’s attention from existing operations or other priorities.

If we are unsuccessful in completing acquisitions of other operations or assets, our financial condition could be adversely affected and we may be unable to implement an important component of our business strategy successfully. In addition, if we are unsuccessful in integrating our acquisitions in a timely and cost-effective manner, our financial condition and results of operations could be adversely affected.

Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues.

We do not expect operating and maintenance costs to necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in dayrates. However, costs for operating a drilling unit are generally fixed or only semi-variable regardless of the dayrate being earned. In addition, should the drilling units incur idle time between contracts, we would typically maintain the crew to prepare the drilling unit for its next contract and would not reduce costs to correspond to the decrease in revenue. During times of moderate activity, reductions in costs may not be immediate as the crew may be required to prepare the drilling units for stacking, after which time the crew will be reduced to a level necessary to maintain the drilling unit in working condition with the extra crew members assigned to active drilling units or dismissed. In addition, as drilling units are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. Equipment maintenance expenses fluctuate depending upon the type of activity the drilling unit is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are amortized.

The loss of some of our key executive officers and employees could negatively impact our business prospects.

Our future operational performance depends to a significant degree upon the continued service of key members of our management as well as marketing, sales and operations personnel. The loss of one or more of our key personnel could have a material adverse effect on our business. We believe our future success will also depend in large part upon our ability to attract, retain and further motivate highly skilled management, marketing, sales and operations personnel. We may experience intense competition for personnel, and we cannot assure you that we will be able to retain key employees or that we will be successful in attracting, assimilating and retaining personnel in the future.

Failure to employ a sufficient number of skilled workers or an increase in labor costs could hurt our operations.

We require skilled personnel to operate and provide technical services to, and support for, our drilling units. In periods of increasing activity and when the number of operating units in our areas of operation increases, either because of new construction, re-activation of idle units or the mobilization of units into the region, shortages of qualified personnel could arise, creating upward pressure on wages and difficulty in staffing. The shortages of qualified personnel or the inability to obtain and retain qualified personnel also could negatively affect the quality and timeliness of our work. In addition, our ability to expand operations depends in part upon our ability to increase the size of the skilled labor force.

We are still exposed to potential risks from the requirement that we evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002.

We have evaluated our internal controls systems in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. We have performed the system and process evaluation and testing required to comply with the management certification requirements of, and preparing for the auditor attestation under, Section 404. As a result, we have incurred additional expenses and a diversion of management’s time. While we have been able to fully implement the requirements relating to internal controls and all other aspects of Section 404 in a timely fashion, we cannot be certain that our internal control over financial reporting will be adequate in the future to ensure compliance with the requirements of the Sarbanes-Oxley Act. If we are not able to maintain adequate internal control over financial reporting, we may be susceptible to sanctions or investigation by regulatory authorities, such as the SEC. Any such action could adversely affect our financial results and the market price of our securities.

Changes in tax laws, treaties or regulations, effective tax rates or adverse outcomes resulting from examination of our tax returns could adversely affect our financial results.

Our future effective tax rates could be adversely affected by changes in tax laws, treaties and regulations, both internationally and domestically. Tax laws, treaties and regulations are highly complex and subject to interpretation. We are subject to changing tax laws, treaties and regulations in and between the countries in which we operate. Our income tax expense is based upon the interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings. If any country successfully challenges our income tax filings based on our structure or the presence of our operations there, or if we otherwise lose a material dispute, our effective tax rate on worldwide earnings could increase substantially and our financial results could be materially adversely affected.

Tax legislative proposals intending to eliminate some perceived tax advantages of companies that have legal domiciles outside the United States but have certain connections with the United States have repeatedly been introduced in the U.S. Congress. Recent examples include, but are not limited to, legislative proposals that would broaden the circumstances in which a non-U.S. company would be considered a U.S. resident and proposals that could override certain tax treaties and limit treaty benefits on certain payments by U.S. subsidiaries to non-U.S. affiliates.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our extensive training and compliance program, we cannot assure you that our internal control policies and procedures will always protect us from improper acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business and operations. We may be subject to competitive disadvantages to the extent that our competitors are able to secure business, licenses or other preferential treatment by making payments to government officials and others in positions of influence or using other methods that U.S. laws and regulations prohibit us from using.

In order to effectively compete in some foreign jurisdictions, we utilize local agents and seek to establish joint ventures with local operators or strategic partners. Although we have procedures and controls in place to monitor internal and external compliance, if we are found to be liable for FCPA violations (either due to our own acts or omissions, or due to the acts or omissions of others, including actions taken by our agents and our strategic or local partners, even though our agents and partners may not be subject to the FCPA), we could suffer from civil and criminal penalties or other sanctions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

We may be required to repurchase certain of our indebtedness with cash upon a change of control.

Upon the occurrence of specified change of control events in the indenture governing the 11 1/2% Senior Notes, we will be required to offer to repurchase all of such outstanding notes at a price equal to 101% of the aggregate principal amount of such notes repurchased, plus accrued and unpaid interest and additional interest, if any, up to, but not including the date of repurchase. We may not have sufficient funds available to repurchase all of the notes tendered pursuant to any such offer and any other debt that would become payable upon a change of control or in connection with such an asset sale offer. Any of our future debt agreements may also limit our ability to repurchase these notes until all such debt is paid in full. Our failure to purchase these notes would be a default under the indenture governing the 11 1/2% Senior Notes, which would in turn likely trigger a default under our existing and any future debt agreements. In addition, the occurrence of a change of control may also constitute an event of default under our existing and any future debt agreements. In that event, we would need to cure or refinance the applicable debt agreements before making an offer to purchase. Moreover, any future indebtedness we incur may restrict our ability to repurchase these notes, including following a change of control. We may be unable to repay all of such indebtedness or obtain a waiver of that type. Any requirement to offer to repurchase outstanding notes may therefore require us to refinance our other outstanding debt, which we may not be able to accomplish on commercially reasonable terms, if at all. These repurchase requirements may also delay or make it more difficult for others to obtain control of us.

Risks Related to Our Ordinary Shares and this Offering

Our related party transactions with F3 Capital and its affiliates may cause conflicts of interests that may adversely affect us.

We have entered into, and may, in the future, enter into various transactions and agreements with F3 Capital and its affiliates. F3 Capital has no fiduciary duty to make decisions in our best interest. F3 Capital is entitled to vote our ordinary shares that it owns in accordance with its interests, which may be contrary to our interests and those of other shareholders. F3 Capital and its other affiliates are not limited in their ability to compete with us and are not obligated to offer us business opportunities or to offer to sell additional assets to us. We believe that the transactions and agreements that we have entered into with F3 Capital are on terms that are at least as favorable as could reasonably have been obtained at such time from third parties. However, these relationships could create, or appear to create, potential conflicts of interest when our board of directors is faced with decisions that could have different implications for us and F3 Capital or its affiliates. The appearance of conflicts, even if such conflicts do not materialize, might adversely affect the public’s perception of us, as well as our relationship with other companies and our ability to enter into new relationships in the future, which could have a material adverse effect on our ability to do business. In addition, conflicts of interest may arise between us and F3 Capital and its affiliates. F3 Capital may favor its own interests over our interests and those of other shareholders.

F3 Capital, which as a result of its ownership of our ordinary shares, has a significant influence over us.

As of September 12, 2011, on a fully diluted basis, F3 Capital owned approximately 34.9% of our issued and outstanding ordinary shares, including shares issuable upon exercise of outstanding warrants. This does not reflect ordinary shares that may be issued upon conversion of the F3 Capital Note. At our shareholder’s meeting in January 2011, shareholders did not approve the conversion of the F3 Capital Note. If our shareholders approved the issuance of these ordinary shares, the F3 Capital Note would have been convertible into at least 54,545,454 ordinary shares and F3 Capital would beneficially own approximately 45.4% of our ordinary shares. As a result of its ownership percentage, F3 Capital has significant influence over matters such as the election of our directors’ control over our business, policies and affairs and other matters submitted to our shareholders. As discussed above, the interests of F3 Capital and our shareholders may differ, and F3 Capital is under no fiduciary duty to consider the interests of our company or our shareholders.

Our stock price has historically been volatile and the future market price for our ordinary shares could continue to be volatile.

The public market for our ordinary shares has historically been volatile. Any future market price for our ordinary shares is likely to continue to be volatile. Since June 30, 2008, our ordinary shares have traded at prices as low as $0.60 per share and as high as $8.77 per share. This price volatility may make it more difficult for you to sell your ordinary shares when you want and/or at prices you find attractive. We do not know of any one particular factor that has caused the volatility in our share price. However, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. Broad market factors and the investing public’s negative perception of our business may reduce our share price, regardless of our operating performance. A decline in the market price of our ordinary shares could cause you to lose some or all of your investment in us.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of our assets are located outside the United States. As a result, it may be difficult for holders of our securities to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the U.S. courts against our directors or executive officers.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (2009 Revision) (as the same may be supplemented or amended from time to time), and the common law of the Cayman Islands. The rights of holders of our securities to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are, to a large extent, governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws thus providing significantly less protection to investors as compared to the United States, and some states, such as Delaware, which have more fully developed and judicially interpreted bodies of corporate law.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgment of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose civil liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

Additionally, Cayman Islands companies may not have standing to sue before the federal courts of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without re-examination of the merits at common law, provided such judgment:

•	is final and conclusive;

•	is one in respect of which the federal court of the United States had jurisdiction over the defendant according to Cayman Islands conflict of law rules;

•	is either for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations or, in certain circumstances, for in personam non-monetary relief; and

•	was neither obtained in a manner, nor is of a kind enforcement of which is contrary to natural justice of the public policy of the Cayman Islands.

The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

USE OF PROCEEDS

All of the ordinary shares are being offered by the Selling Securityholders. We will not receive any proceeds from the sale of the ordinary shares.

SELLING SECURITYHOLDERS

The ordinary shares offered by this prospectus are being registered for reoffers and resales by the Selling Securityholders, who have acquired or may acquire ordinary shares pursuant to awards granted under the Plan, and who may be deemed to be our “affiliates.” “Affiliate” is defined under the Securities Act as “a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with” the Company.

We do not know the number of ordinary shares which will be offered for sale by Selling Securityholders under this prospectus. Executive officers, directors or others who may be deemed to be our affiliates who acquire ordinary shares under the Plan may be added to this prospectus as selling securityholders, and their number of shares to be sold may be increased or decreased, by the use of a prospectus supplement filed with the Commission pursuant to Rule 424(b) of the Securities Act. The Selling Securityholders may resell all, a portion or none of such shares from time to time.

PLAN OF DISTRIBUTION

The Selling Securityholders and their successors, which includes their transferees, distributes, pledges or donees or their successors, may, from time to time, sell any or all of their ordinary shares on the NYSE Amex or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Securityholders may use any one or more of the following methods when selling ordinary shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	any exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with a Selling Securityholder to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Securityholders may also sell shares under Rule 144 under the Securities Act , if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Securityholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from a Selling Securityholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of any agency transaction not in excess of a customary brokerage commission in compliance with National Association of Securities Dealers, Inc., or NASD, Rule 2440; and, in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the ordinary shares or interests therein, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions they assume. The Selling Securityholders may also sell ordinary shares short and deliver these securities to close out their short positions, or loan or pledge the ordinary shares to broker-dealers that in turn may sell these securities. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Securityholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales and will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. To our knowledge, none of the Selling Securityholders have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the ordinary shares. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

LEGAL MATTERS

The validity of the ordinary shares offered hereby will be passed upon by our Cayman Islands counsel, Maples and Calder. Counsel for any underwriters or agents will be noted in the applicable prospectus summary.

EXPERTS

UHY LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010, as amended, as set forth in our report on Form 10-K, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on UHY LLP’s report, given on their authority as experts in accounting and auditing.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 8. Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Exhibit Description

5.1	Opinion of Maples and Calder.†

10.1	Form of Performance Unit Award Agreement.†

10.2	Form of Restricted Stock Award Agreement.†

23.1	Consent of Maples and Calder (included in Exhibit 5.1).

23.2	Consent of UHY LLP, independent registered public accounting firm.†

24.1	Power of Attorney (included in signature page hereto).

99.1	Vantage Drilling Company Amended and Restated 2007 Long-Term Incentive Compensation Plan (filed as Annex A to the Company’s Proxy Statement on Schedule 14A filed on July 1, 2011 and incorporated herein by reference.

†	Filed herewith.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on this 12th day of September, 2011.

VANTAGE DRILLING COMPANY

By:	/s/ Paul A. Bragg
Name: Paul A. Bragg
Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

Each person whose signature appears below constitutes and appoints Douglas G. Smith and Christopher G. DeClaire, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

Chairman and Chief Executive
By:	/s/ Paul A. Bragg	Officer (Principal executive officer)	September 12, 2011
Paul A. Bragg

Chief Financial Officer and
By:	/s/ Douglas G. Smith	Treasurer (Principal financial and	September 12, 2011
	Douglas G. Smith	accounting officer)

By:	/s/ Steven Bradshaw	Director	September 12, 2011
Steven Bradshaw

S-1

	Signature	Title	Date

By:	/s/ Jorge E. Estrada	Director	September 12, 2011
Jorge E. Estrada

By:	/s/ Robert F. Grantham	Director	September 12, 2011
Robert F. Grantham

By:	/s/ Marcelo D. Guiscardo	Director	September 12, 2011
Marcelo D. Guiscardo

By:	/s/ Ong Tian Khiam	Director	September 12, 2011
Ong Tian Khiam

By:	/s/ Duke R. Ligon	Director	September 12, 2011
Duke R. Ligon

By:	/s/ John C.G. O’Leary	Director	September 12, 2011
John C.G. O’Leary

By:	/s/ Steinar Thomassen	Director	September 12, 2011
Steinar Thomassen

S-2

EXHIBIT INDEX

Exhibit Number	Exhibit Description

5.1	Opinion of Maples and Calder. †

10.1	Form of Performance Unit Award Agreement.†

10.2	Form of Restricted Stock Award Agreement.†

23.1	Consent of Maples and Calder (included in Exhibit 5.1).

23.2	Consent of UHY LLP, independent registered public accounting firm.†

24.1	Power of Attorney (included in signature page hereto).

99.1	Vantage Drilling Company Amended and Restated 2007 Long-Term Incentive Compensation Plan (filed as Annex A to the Company’s Proxy Statement on Schedule 14A filed on July 1, 2011 and incorporated herein by reference.

†	Filed herewith.